SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐  No  ☒

Further to its Current Report on Form 6-K, dated February 13, 2024, InMode Ltd. (the “Company”) announces that on April 1, 2024, the Company held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company's shareholders voted on the following 6 proposals:

(1)
(a) To re-elect Dr. Michael Anghel to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2027 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.

(b) To elect Mr. Nadav Kenneth to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2027 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.

(2)
To approve that the updated Compensation Policy of the Company, as set forth in Appendix A to the Proxy Statement, dated February 13, 2024, with respect to the Meeting, as approved by the Board of the Company following the recommendation of its compensation committee, be, and hereby is, approved and adopted in all respects.

(3)
To authorize Mr. Moshe Mizrahy, the Company's currently serving chief executive officer and chairman of the board of directors, to continue serving as both the chief executive officer and chairman of the board of directors of the Company, for an additional period of up to three years from the date of the Company's 2024 Annual General Meeting of the shareholders.

(4)
To approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PwC, as the Company’s independent auditors for the fiscal year ending December 31, 2024, and its service until the annual general meeting of shareholders to be held in 2025.

(5)
To approve and ratify the grant to each of the following Directors of the Company: Dr. Hadar Ron and Dr. Michael Anghel, 2,000 restricted share units under the Company's 2018 Incentive Plan, totaling 4,000 restricted share units, half of which shall vest on February 12, 2025, and the remaining half shall vest on February 12, 2026, subject to their continued services on the date of vesting.

(6)
To approve and ratify the acceleration of the 1,000 unvested RSUs previously granted to Mr. Bruce Mann on February 13, 2023, and which are unvested upon expiration of his term of office as Board member at the Meeting, in such manner that said unvested RSUs shall be accelerated and become exercisable upon the termination of Mr. Mann's term of office at the Meeting.

Each of the proposals was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on February 13, 2024. On February 23, 2024, the record date for the Meeting (the “Record Date”), there were 84,619,115 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 44,315,690 of the Company’s outstanding ordinary shares, representing approximately 52.37% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s Articles of Association, the Meeting was properly convened, and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Companies Law and the Company’s Articles of Association, each of Proposals 1(a), 1(b), 4 and 5 was approved, while Proposals 2, 3 and 6 were not approved.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By:/s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer and Chairman of The Board of Directors

Dated April 4, 2024